Exhibit 99.1

Imperial Tobacco Group PLC is pleased to announce that it expects to release its preliminary results for the financial year ending 30 September 2008 on Tuesday 25 November 2008.  The final dividend will be paid on 20 February 2009 to shareholders on the register at 23 January 2009.

Trevor Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com